(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: 3/31/05
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WYNDHAM INTERNATIONAL, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1950 Stemmons Freeway, Suite 6001

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75207

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the quarter ended March 31, 2005, as the Company was continuing to remediate internal controls over income tax accounting previously disclosed in its December 31, 2004 Annual Report on Form 10-K, the Company identified an additional deferred tax charge of $1.7 million related to prior periods. Although the Company considers the $1.7 million charge to be immaterial to the results for the year ended December 31, 2004, the Company is still evaluating the ultimate impact of this error on its quarterly financial information. As a result of the Company’s ongoing evaluation, the Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 on a timely basis.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy L. Fielding (Name)	(214) (Area Code)	863-1471 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WYNDHAM INTERNATIONAL, INC.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2005	By:	/s/ Timothy L. Fielding
Timothy L. Fielding

		Title:	Executive Vice President and Chief Accounting Officer